February 1, 2008
BY FACSIMILE AND EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. W.
Washington, DC 20549
Re:	GenVec, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 File No. 000-24469
Dear Mr. Rosenberg:
This letter is in response to a comment received by Donald Lehr of Hogan & Hartson, L.L.P. on behalf of GenVec, Inc. (the “Company”) in a telephone conversation with Tabatha Akins of the staff on January 17, 2008 regarding the Company’s response to your letter to the Company dated December 13, 2007 with respect to the above-referenced filing.
In response to the staff’s comment, on behalf of the Company, we hereby confirm that in its future reports, beginning with its annual report on Form 10-K for the year ended December 31, 2007, the Company will provide disclosure in tabular form pertaining to the costs incurred for its major research and development projects for each period presented in the report.
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As requested in the original comment letter, we again confirm to you as follows on behalf of the Company:
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
Division of Corporate Finance
February 1, 2008

Please direct any questions, comments and advice of the staff to me at 410-659-2777 or Donald P. Lehr at 410-659-5052.
Very truly yours,
/s/ Asher M. Rubin
Asher M. Rubin

cc:	Tabatha Akins, Staff Accountant, Division of Corporate Finance Douglas J. Swirsky, GenVec, Inc.